Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Landa App LLC on Form 1-A of our report dated July 17, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Landa App LLC (formerly known as Landa Properties A LLC) as of December 31, 2019 and for the period of November 25, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Offering Circular. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum llp

Marcum llp

New York, NY

July 17, 2020